

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 24, 2018

Via E-mail
Glenn E. Martin
President
WEED, Inc.
4920 N. Post Trail
Tucson, AZ 85750

> **Re: WEED, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 17, 2018**
> **File No. 333-219922**

Dear Mr. Martin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 10, 2018 letter.

Financial Statements, page 25

1. Please provide updated interim financial statements and related disclosures for the three months ended March 31, 2018 and 2017 in your next amendment pursuant to Rule 3-12 of Regulation S-X.

Part II

Exhibits

Exhibit 5.1 Legality Opinion

2. We note your response to comment 1 and we reissue it in part. The legality opinion appears to continue to qualify counsel's expertise to opine on the laws of the State of Nevada. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please have counsel remove the second sentence of the fifth paragraph in the legal opinion or advise us as appropriate. See Section II.B.3.b. of Staff Legal Bulletin No. 19.

3. We also note that the legality opinion removed the paragraph that "[t]he opinions expressed below are limited to the laws of the State of Nevada … and the federal laws of the United States." Please revise to reinsert the noted paragraph.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Craig V. Butler, Esq.
      Law Offices of Craig V. Butler